July 19, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (305) 531-1274

J. Rod Martin
Chairman and President
Brampton Crest International, Inc.
1224 Washington Avenue
Miami Beach, Florida 33139

      Re: 	Brampton Crest International, Inc.
      	Amendment No. 3 to Form 10-SB
      Filed June 30, 2005
		File No. 000-51207

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consulting Agreement, page 11

1. The timing of the stock sales discussed in the first paragraph on page 12 and the table on page 36 does not appear to be consistent with your statement of stockholders` equity or note 10 to your financial statements. Please advise or revise.

Note 1 - Summary of Significant Accounting Policies, page F-6
Goodwill, page F-8

2. Please revise your reference to the $0.15 per share value of your common stock to be consistent with the $0.075 per share value discussed under the heading Private Placement Offering in Note 10 on page F-20. This comment also applies to the first paragraph on page
F-21.

Note 10 - Other Matters, page F-18
Subsequent Event, page F-22

3. Your statement that you sold 1,666,000 units consisting of one share of common stock and a warrant to purchase an additional share of common stock on January 11, 2005 does not appear consistent with your statement of stockholders` equity. Please revise your disclosure or your accounting accordingly. This comment also applies to the statement in the last paragraph on page 13 that you raised $250,000 on January 11, 2005.

Note 1 - Summary of Significant Accounting Policies, page F-6
Goodwill, page F-8

4. We have reviewed your response to comments four through six. While your response indicates that Mr. Wineberg entered into a consulting agreement subsequent to his purchase of your shares, his consulting agreement is dated November 1, 2004 and, on page F-18, note 10 indicates that the stock sale occurred in December 2004. Please revise your response to clarify the apparent inconsistency.

5. It remains unclear why, given the lack of revenues since
December
2002, the cash on hand at December 31, 2004 of $900,000, plus
$10,000
inventory less payables of $120,000 is not a better indicator of fair value than the $3.7 million value you extrapolated from the December
2004 stock sale to Mr. Wineberg, who became an officer of the company in January 2005.

      In your response to comments four through six you refer to value attributable to your intangible assets such as your history in the consumer cosmetic and non-prescription dermatology product, your sales and marketing force, management team and current lists of past and future customers. Please provide us with additional details about each of these to help us understand the basis for the fair value you attribute to Brampton Crest beyond its cash and cash equivalents. Please specifically address the value of your customer lists in light of the lack of revenues for each period presented. Please also tell us the size and experience level of your sales and marketing force at December 31, 2004.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Joseph Emas, Esq. (via facsimile 305/531-1274)
      General Counsel
      Brampton Crest International, Inc.
      1224 Washington Avenue
	Miami Beach, Florida 33139
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J. Rod Martin
Brampton Crest International, Inc.
July 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE